EXHIBIT 22

FOR IMMEDIATE RELEASE

CONTACT:

Sentry Technology Corporation      or    ID Systems U.S.A. Inc.,
                                         an affiliate of Dutch A&A Holding, B.V.
Peter J. Mundy                           Peter  Murdoch
Vice President & Chief Financial         President
Officer                                  631-232-2100
631-232-2100

       SENTRY TECHNOLOGY ANNOUNCES INVESTMENT BY DUTCH A&A HOLDING, B.V.

          August 8, 2000, Hauppauge, New York -- Sentry Technology Corporation (OTCBB -- SKVY.OB) and Dutch A&A Holding, B.V, jointly announced today the execution of an agreement pursuant to which Dutch A&A Holding, B.V. will invest $3 million in newly issued Common Stock of Sentry. For this investment, Dutch A&A Holding, B.V. will receive 37.5% of the outstanding Common Stock of Sentry on a fully-diluted basis, after giving effect to the exchange of Sentry's Preferred Stock into Common Stock. In addition, Dutch A&A Holding, B.V. will have the right to acquire additional shares during the two year period following the closing, up to an aggregate holding of 60% of the Common Stock then outstanding. The transaction is conditioned upon Sentry shareholder approval, including approval by the Preferred and Common Stockholders, each voting as a class, of a reclassification of the Preferred Stock into Common Stock on the basis of 5 shares of Common for every Preferred share, as well as a number of other conditions.

          Peter Murdoch, the President of ID Systems U.S.A., Inc., an affiliate of Dutch A&A Holding, B.V., stated, "With this investment, the Dutch A&A family of companies is pleased to expand its presence in the U.S. market. Sentry, with a customer base exceeding 5,000 active customers, is extremely well positioned to expand and develop the penetration of Dutch A&A technology through its North American direct sales force."

          Anthony H.N. Schnelling, interim President of Sentry Technology Corporation and a principal of Bridge Associates LLC, said, "This injection of capital and the related access to technology developed by Dutch A&A and its various affiliates will make Sentry more competitive in its current markets for electronic security and allow Sentry to expand into identification markets while continuing to develop and extend the potential shown by its current family of products."

          Dutch A&A, headquartered in the Netherlands, is a group of companies developing, manufacturing and marketing RFID, Access Control, RF/EM antishoplifting systems, security labels and software in 50 countries.

          Sentry Technology Corporation was formed on February 12, 1997 through the merger of Knogo North America Inc. and Video Sentry Corporation. Through its subsidiaries, Sentry designs, manufactures, sells, installs and services a complete line of electronic article surveillance (EAS) and closed circuit television (CCTV) surveillance systems, including its patented traveling SentryVision(R) system. The Company's products are used by retailers to deter shoplifting and employee theft, and by commercial, manufacturing and governmental customers to protect people and assets.

          For further information about our companies, please visit our web sites at www.sentrytechnology.com and www.idsystems-dialoc.com.

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